Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and nine months ended December 31, 2013 and 2012

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Revenue (note 1(b))	$157,979	$138,934	$464,962	484,242
Cost of sales	89,039	80,065	264,079	268,116

Gross margin	68,940	58,869	200,883	216,126

Operating expenses
Selling, marketing and administration	30,418	40,380	93,242	130,776
Research and development	9,254	12,244	30,292	37,438
Depreciation and amortization of property and equipment	4,065	5,521	12,553	16,203
Amortization of intangible assets (notes 1(c) and 7)	8,463	2,393	13,236	7,178
Restructuring costs (note 2)	3,707	15,208	3,042	18,424
Impairment of goodwill (note 6)	—	34,173	—	34,173

	55,907	109,919	152,365	244,192

Operating income (loss)	13,033	(51,050)	48,518	(28,066)

Non-operating expenses (income)
Interest expense	5,490	3,200	16,101	9,839
Foreign exchange loss	3,671	2,036	6,589	8
Other (income) loss, net	(195)	138	(287)	317

Income (loss) before income taxes	4,067	(56,424)	26,115	(38,230)
Income tax expense (recovery) (note 11)
Current	(1,029)	(3,206)	3,730	1,862
Deferred	1,086	(2,399)	(1,671)	(4,331)

	57	(5,605)	2,059	(2,469)

Net income (loss)	$4,010	$(50,819)	$24,056	$(35,761)

Earnings (loss) per share (note 13)
Basic	$0.03	$(0.42)	$0.20	$(0.30)
Diluted	$0.03	$(0.42)	$0.19	$(0.30)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Net income (loss)	$4,010	$(50,819)	$24,056	$(35,761)
Other comprehensive (loss) income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	1,005	156	2,007	537
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $(81) and $(96) for the three and nine months ended December 31, 2013 ($(28) and $2 for the three and nine months ended December 31, 2012)	1,722	991	2,695	(346)

	2,727	1,147	4,702	191

Total comprehensive income (loss)	$6,737	$(49,672)	$28,758	$(35,570)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	December 31, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$45,980	$141,383
Trade receivables (note 3)	100,534	65,106
Other current assets	11,260	11,062
Income taxes recoverable	8,149	25,661
Inventory (note 4)	81,243	65,762
Deferred income taxes	25,985	16,056

	273,151	325,030

Property and equipment (note 5)	78,102	100,053
Intangible assets (note 7)	9,622	22,958
Deferred income taxes	8,288	22,321
Deferred financing fees	4,317	2,824
Other long-term assets	749	—

	$374,229	$473,186

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$34,355	$32,453
Accrued and other current liabilities	81,004	80,275
Deferred revenue	75,629	35,438
Current portion of capital lease obligation	1,210	—
Current portion of long-term debt (note 8)	9,375	3,050

	201,573	151,216

Long-term debt (note 8)	106,735	285,175
Capital lease obligation	65,701	—
Other long-term liabilities	197	4,497
Deferred revenue	26,824	87,076
Deferred income taxes	2,552	6,238

	403,582	534,202
Guarantees and contingencies (note 14)
Shareholders’ deficit
Share capital (note 9)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued—42,082,593 shares as of December 31, 2013 and 41,521,171 as of March 31, 2013	456,313	454,703
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of December 31, 2013 and March 31, 2013	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of December 31, 2013 and March 31, 2013	(840)	(840)
Accumulated other comprehensive loss	(4,035)	(8,737)
Additional paid-in capital (note 10)	42,576	41,281
Deficit	(761,774)	(785,830)

	(29,353)	(61,016)

	$374,229	$473,186

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the nine months ended December 31, 2013

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2013	$692,270	$(785,830)	$(8,737)	$41,281	$(61,016)
Net income	—	24,056	—	—	24,056
Participant Equity Loan Plan	556	—	—	—	556
Other comprehensive income	—	—	4,702	—	4,702
Stock-based compensation	—	—	—	2,337	2,337
Share issuance	1,054	—	—	(1,042)	12

Balance as of December 31, 2013	$693,880	$(761,774)	$(4,035)	$42,576	$(29,353)

For the nine months ended December 31, 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net income	—	(35,761)	—	—	(35,761)
Participant Equity Loan Plan	(210)	—	—	(170)	(380)
Repurchase of common shares	(5,435)	—	—	4,685	(750)
Other comprehensive income	—	—	191	—	191
Stock-based compensation	218	—	—	2,561	2,779
Share issuance	83	—	—	(83)	—

Balance as of December 31, 2012	$691,055	$(767,096)	$(10,591)	$41,102	$(45,530)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Nine months ended December 31,
	2013	2012
Cash provided by (used in)
Operations
Net income (loss)	$24,056	$(35,761)
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	19,463	19,007
Amortization of intangible assets	13,309	7,178
Amortization of deferred financing fees	3,135	1,621
Non-cash interest (recovery) expense on long-term debt	(53)	431
Non-cash restructuring costs in other long-term liabilities	(3,875)	(573)
Stock-based compensation	2,337	2,779
Loss on foreign exchange	6,126	732
Deferred income tax recovery	(1,671)	(4,331)
Loss on disposal of property and equipment	115	602
Impairment of goodwill	—	34,173
Trade receivables	(36,864)	15,356
Other current assets	(840)	3,702
Inventory	(18,753)	47,852
Income taxes recoverable and payable	17,300	(10,741)
Accounts payable, accrued and other current liabilities	7,195	(18,575)
Deferred revenue	(14,700)	4,190
Other long-term assets	(778)	—

Cash provided by operating activities	15,502	67,642

Investing
Proceeds from sale of property and equipment	39	47
Capital expenditures	(8,072)	(13,623)
Intangible assets	—	(201)
Proceeds from sale-leaseback, net (note 5)	76,216	—

Cash provided by (used in) investing activities	68,183	(13,777)

Financing
Repurchase of common shares	—	(750)
Proceeds from issuance of debt	127,950	—
Repayment of debt	(300,569)	(2,291)
Financing fees paid	(4,786)	—
Repayment of capital lease obligation	(1,076)	—
Participant equity loan plan, net	525	(375)
Common shares issued	12	—

Cash used in financing activities	(177,944)	(3,416)

Effect of exchange rate changes on cash and cash equivalents	(1,144)	(42)

Net (decrease) increase in cash and cash equivalents	(95,403)	50,407
Cash and cash equivalents, beginning of period	141,383	95,535

Cash and cash equivalents, end of period	$45,980	$145,942

Cash and cash equivalents are comprised as follows
Cash	$29,606	$26,147
Cash equivalents	16,374	119,795

	$45,980	$145,942

Supplemental cash flow disclosures
Interest paid	$10,354	$7,915
Interest received	$401	$285
Income taxes paid	$2,185	$12,850
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$577	$1,819

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Leases

As a result of the sale-leaseback transaction (note 5), the following significant accounting policy was applied.

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Gains associated with the sale-leaseback transaction are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(b) Revenue recognition for arrangements with multiple deliverables

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which will become available April 2014, the Company has announced it will cease its past practice to provide technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades are expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales is expected to end on March 31, 2015 and has therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company has determined that this adjustment is a change in accounting estimate and has accounted for the change prospectively.

For the three months ended December 31, 2013 the effect of this change on operating income and net income is an increase of $9,643 and $7,232, respectively and the impact on earnings per share is $0.06 on a basic and diluted basis. For the nine months ended December 31, 2013, the effect of this change on operating income and net income is an increase of $10,367 and $7,775, respectively and the impact on earnings per share is $0.06 on a basic and diluted basis, respectively. The effect of this change on future operating income and net income is estimated to be an increase of approximately CAD$11,000 and CAD$8,250 respectively per quarter for the next five quarters from what they otherwise would have been.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

(c) Intangible assets

During the third quarter of fiscal 2014, the Company reassessed the estimated useful lives of certain of its intangible assets, due to a decline in the optical touch sensor market for desktop displays. The Company decreased the end of the useful lives of these intangible assets to March 31, 2014. The Company has determined that this adjustment is a change in accounting estimate and has accounted for the change prospectively. For the three and nine months ended December 31, 2013, the change in estimate increased amortization by $6,080, decreasing net income by $4,378 and earnings per share by $0.04 on a basic and diluted basis. The effect of this change will increase amortization expense in the fourth quarter of fiscal 2014 by approximately $6,750 and decrease net income by $4,860.

2. Restructuring costs

(a) Fiscal 2014 restructuring

In the third quarter of fiscal 2014, the Company made the decision to exit the optical touch sensor business for desktop displays, and began a restructuring of NextWindow, its New Zealand-based subsidiary, and also implemented initiatives intended to reduce costs and improve operating performance in North America. The wind down of NextWindow is expected to be completed during fiscal 2015.

The change in the Company’s accrued restructuring obligation associated with the restructuring activities for the three and nine months ended December 31, 2013 is summarized in the following table.

	Three and nine months ended December 31, 2013
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$2,885	$281	$3,166
Restructuring costs paid	(1,390)	(154)	(1,544)
Currency translation adjustment	(20)	(1)	(21)

Accrued restructuring obligation at end of period	$1,475	$126	$1,601

At December 31, 2013, the accrued restructuring obligation of $1,601 was included in accrued and other current liabilities.

(b) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan to increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. No further material costs are expected to be incurred.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the nine months ended December 31, 2013 and 2012 is summarized in the following tables.

	Nine months ended December 31, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,729	$1,018	$84	$6,831
Restructuring costs incurred	151	235	329	715
Restructuring costs paid	(2,750)	(946)	(169)	(3,865)
Adjustments	(1,448)	181	(194)	(1,461)
Currency translation adjustment	(127)	(21)	(11)	(159)

Accrued restructuring obligation at end of period	$1,555	$467	$39	$2,061

	Nine months ended December 31, 2012
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$15,014	$—	$125	$15,139
Restructuring costs paid	(4,267)	—	(32)	(4,299)
Currency translation adjustment	(55)	—	—	(55)

Accrued restructuring obligation at end of period	$10,692	$—	$93	$10,785

During the nine months ended December 31, 2013, the Company recorded additional restructuring costs of $715, related to employee termination costs, facilities costs and other restructuring costs.

The Company’s original estimate of employee termination costs was higher than actual costs incurred and as a result an adjustment of $(1,461) was recorded.

To date the Company has incurred restructuring costs of $16,644, comprised of employee termination costs of $14,875, facilities costs of $1,426 and other restructuring costs of $343.

At December 31, 2013, $1,880 (March 31, 2013 – $6,831) of the accrued restructuring obligation was included in accrued and other current liabilities and $181 (March 31, 2013 – nil) was included in other long-term liabilities.

(c) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan was completed during the quarter ended September 30, 2012.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the nine months ended December 31, 2013 and 2012 is summarized in the following table.

	Nine months ended December 31,
	2013	2012
	Employee Termination Costs
Accrued restructuring obligation at beginning of period	$161	$—
Restructuring costs incurred	—	1,947
Restructuring costs paid	—	(1,775)
Adjustment	(158)	—
Currency translation adjustment	(3)	(8)

	$—	$164

The Company’s original estimate of outplacement costs was higher than actual costs incurred and as a result an adjustment of $(158) was recorded.

The Company incurred total restructuring costs of $1,789 relating to employee termination costs.

(d) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to contract manufacturers. In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on expected future expenditures and estimated future sublease rentals for the remainder of the term.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the nine months ended December 31, 2013 and 2012 is summarized in the following table.

	Nine months ended December 31,
	2013	2012
	Facilities Costs
Accrued restructuring obligation at beginning of period	$6,500	$7,788
Restructuring costs paid	(2,075)	(1,933)
Accretion expense	206	318
Adjustment	574	1,020
Currency translation adjustment	(254)	(2)

Accrued restructuring obligation at end of period	$4,951	$7,191

To date the Company has incurred restructuring costs of $15,592, comprised of employee termination costs of $3,745, facilities costs of $10,392 and other restructuring costs of $1,455.

At December 31, 2013, the current portion of the accrued restructuring obligation of $4,951 (March 31, 2013 – $2,286) was included in accrued and other current liabilities with no long-term portion (March 31, 2013 – $4,214) included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

3. Trade receivables

	December 31, 2013	March 31, 2013
Trade receivables	$103,766	$68,606
Allowance for doubtful receivables	(3,232)	(3,500)

	$100,534	$65,106

4. Inventory

	December 31, 2013	March 31, 2013
Finished goods	$80,474	$59,972
Raw materials	11,999	10,577
Provision for obsolescence	(11,230)	(4,787)

	$81,243	$65,762

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

	December 31, 2013	March 31, 2013
Cost
Asset under capital lease, net	$53,892	$—
Building	—	72,925
Information systems, hardware and software	63,593	70,049
Assembly equipment, furniture, fixtures and other	38,532	37,875
Assets under construction	1,964	5,858

	$157,981	$186,707
Accumulated depreciation and amortization
Asset under capital lease, net	$2,210	$—
Building	—	12,139
Information systems, hardware and software	49,623	48,127
Assembly equipment, furniture, fixtures and other	28,046	26,388

	$79,879	$86,654
Net book value
Asset under capital lease, net	$51,682	$—
Building	—	60,786
Information systems, hardware and software	13,970	21,922
Assembly equipment, furniture, fixtures and other	10,486	11,487
Assets under construction	1,964	5,858

	$78,102	$100,053

Sale-leaseback transaction

In May 2013, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

6. Goodwill

Changes to the carrying amount of goodwill during the nine months ended December 31, 2012 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

$—

During the nine months ended December 31, 2012, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was determined that the full carrying value of goodwill was impaired. The Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

7. Intangible assets

	December 31, 2013	March 31, 2013
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,953	3,999

	$51,053	$51,099
Accumulated amortization
Acquired technology	$23,702	$15,754
Customer relationships	14,753	10,296
Other intellectual property	2,976	2,091

	$41,431	$28,141
Net book value
Acquired technology	$5,898	$13,846
Customer relationships	2,747	7,204
Other intellectual property	977	1,908

	$9,622	$22,958

During the third quarter of fiscal 2014, the Company reassessed the estimated useful lives of its intangible assets, due to a decline in the optical touch sensor market for desktop displays. The Company decreased the useful lives of all of its acquired technology and customer relationships to March 31, 2014. For the nine months ended December 31, 2013, the change in estimate increased amortization by $6,080.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

8. Long-term debt and credit facilities

	December 31, 2013	March 31, 2013
First lien facility	$—	$288,225
Term loan	122,656	—
Unamortized debt discount	(6,546)	—
Current portion of long-term debt	(9,375)	(3,050)

	$106,735	$285,175

All debt and credit facilities are U.S. dollar facilities.

The Term loan matures on January 31, 2018 and bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%. The Company also has a $50,000 asset-based loan (the “ABL”) that bears interest at LIBOR plus 2.5%. The ABL matures on July 31, 2017 and was undrawn as of December 31, 2013.

9. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

(ii) Issued and outstanding

Shares outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	41,521,171	(410,502)	79,464,195	120,574,864
Participant Equity Loan Plan	—	—	—	—
Share issuance (note 10)	561,422	—	—	561,422

December 31, 2013	42,082,593	(410,502)	79,464,195	121,136,286

Stated amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	$454,703	$(840)	$238,407	$692,270
Participant Equity Loan Plan	556	—	—	556
Share issuance (note 10)	1,054	—	—	1,054

December 31, 2013	$456,313	$(840)	$238,407	$693,880

10. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The Company has reserved for issuance Class A Subordinate Voting Shares representing up to 12% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At December 31, 2013 there were 5,794,463 stock-based awards available for future grant.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

(a) Stock options

A summary of the status of the Company’s stock options at December 31, 2013 and 2012 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,				Nine months ended December 31,
	2013		2012		2013		2012
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,216,034	$5.78	3,509,675	$7.65	3,088,195	$6.86	3,000,657	$9.11
Granted	434,500	$2.46	370,000	$1.29	894,000	$1.87	1,122,000	$1.51
Exercised	(5,375)	$1.62	—	$—	(7,375)	$1.62	—	$—
Forfeited	(262,747)	$8.32	(518,632)	$6.99	(592,408)	$8.88	(761,614)	$6.99

Balance at end of period	3,382,412	$5.20	3,361,043	$7.05	3,382,412	$5.20	3,361,043	$7.05

Exercisable at end of period	1,019,474	$8.45	284,418	$15.49	1,019,474	$8.45	284,418	$15.49

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended December 31, 2013 was $124 (2012 – $(26)) and for the nine months ended December 31, 2013 was $632 (2012 – $1,019). As at December 31, 2013, the total compensation cost not yet recognized related to stock options was $1,103.

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Fair value of stock options granted during the period	$1.09	$0.61	$0.83	$0.72
Assumptions
Risk-free interest rate	0.74%	0.51%	0.65%	0.49% - 0.53%
Volatility	61.4%	62.2%	61.5%	62.2% - 64.7%
Expected life in years	3.5	4.0	3.5	4.0
Expected dividend yield	0%	0%	0%	0%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero-coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three and nine months ended December 31, 2013 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10% at December 31, 2013.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at December 31, 2013 and 2012 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
	Number of DSUs		Number of DSUs
Balance at beginning of period	60,000	60,000	60,000	30,000
Granted	63,750	—	63,750	30,000
Exercised	(20,000)	—	(20,000)	—
Forfeited	—	—	—	—

Balance at end of period	103,750	60,000	103,750	60,000

During the nine months ended December 31, 2013, the Company issued 63,750 DSUs. Compensation expense relating to DSUs for the three and nine months ended December 31, 2013 included in selling, marketing and administration expense amounted to $157 (nil and $49 for the three and nine months ended December 31, 2012, respectively).

During the three months ended September 30, 2013, an independent director holding 20,000 DSUs retired from the Company’s Board of Directors. The vested DSUs were settled through the issuance of Class A Subordinate Voting Shares during the third quarter of fiscal 2014.

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

A summary of the status of the Company’s RSUs at December 31, 2013 and 2012 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
	Number of RSUs		Number of RSUs
Balance at beginning of period	5,457,910	2,813,110	1,919,461	595,075
Granted	575,000	380,000	5,035,000	2,680,000
Exercised	(43,333)	(51,332)	(534,047)	(76,630)
Forfeited	(601,255)	(825,969)	(1,032,092)	(882,636)

Balance at end of period	5,388,322	2,315,809	5,388,322	2,315,809

Vested at end of period	83,332	—	83,332	—

During the nine months ended December 31, 2013, the Company issued 335,000 (December 31, 2012 – 2,483,000) time-based RSUs which vest evenly over three years. 394,592 time-based RSUs were forfeited in the nine months ended December 31, 2013. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three and nine months ended December 31, 2013 included in selling, marketing and administration expense and research and development expense amounted to $107 and $583 ($265 and $1,037 for the three and nine months ended December 31, 2012).

During the nine months ended December 31, 2013, 617,379 time-based RSUs with a fair value at the date of grant of $1,069 vested and were exercised. Of the 617,379 RSUs, 534,047 were settled through the issuance of 534,047 Class A Subordinate Voting Shares to holders of the vested RSUs. The remaining 83,332 vested RSUs will be settled through the issuance of Class A Subordinate Voting shares in the fourth quarter of fiscal 2014. During the nine months ended December 31, 2012, 76,633 time-based RSUs vested with a fair value at the date of grant of $447. The Company settled this obligation through the issuance of Class A Subordinate Voting Shares.

During the nine months ended December 31, 2013, the Company also issued 4,700,000 (December 31, 2012 – 197,000) performance-based RSUs to executives and senior management of the Company. These performance-based RSUs vest after three years upon meeting certain three-year financial targets and strategic objectives. 637,500 performance-based RSUs were forfeited in the nine months ended December 31, 2013. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense (recovery) relating to performance-based RSUs for the three and nine months ended December 31, 2013 included in selling, marketing and administration expense and research and development expense amounted to $359 and $964, respectively ($(603) and $(254) for the three and nine months ended December 31, 2012).

As at December 31, 2013, estimated total compensation expense not yet recognized related to all RSUs was $6,011.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Nine months ended December 31,
	2013	2012
Income (loss) before income taxes	$26,115	$(38,230)
Combined tax rate	25.00%	25.00%

Expected income tax expense (recovery)	6,529	(9,558)
Adjustments
Non-deductible, non-taxable items	809	1,018
Impairment of goodwill	—	8,543
Variation in foreign tax rates	555	409
Deferred income tax rate differences	—	320
Change in valuation allowance	(526)	931
Investment tax credits—current year	(3,272)	(4,336)
Investment tax credits—prior years	(1,379)	(179)
Other	(657)	383

Income tax expense	$2,059	$(2,469)

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

12. Product warranty

The change in the Company’s accrued warranty obligation for the three and nine months ended December 31, 2013 and 2012 is summarized in the following table.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Accrued warranty obligation at beginning of period	$21,688	$17,654	$19,794	$17,514
Actual warranty costs incurred	(2,088)	(4,130)	(8,968)	(10,937)
Warranty provision	79	6,971	8,956	13,643
Currency translation adjustment	(778)	(218)	(881)	57

Accrued warranty obligation at end of period	$18,901	$20,277	$18,901	$20,277

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The warranty obligation is included in accrued and other current liabilities.

13. Earnings (loss) per share amounts

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Net income (loss) for basic and diluted earnings per share available to common shareholders	$4,010	$(50,819)	$24,056	$(35,761)
Weighted-average number of shares outstanding—basic	121,082,799	120,544,333	120,942,301	120,813,195
Effect of dilutive securities—stock-based compensation	5,847,550	—	5,658,476	—

Weighted-average number of shares outstanding—diluted	126,930,349	120,544,333	126,600,777	120,813,195

Earnings per share
Basic	$0.03	$(0.42)	$0.20	$(0.30)
Diluted	$0.03	$(0.42)	$0.19	$(0.30)

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis for the three and nine months ended December 31, 2013 and 2012. Options to purchase 3,382,412 and 3,361,043 Class A Subordinate Voting Shares were outstanding at December 31, 2013 and 2012, respectively, and RSUs of 5,304,990 and 2,315,809 were outstanding at December 31, 2013 and 2012, respectively.

During the three and nine months ended December 31, 2013, 2,055,412 options were excluded from the computation of diluted earnings per share because the combined exercise price and unamortized grant date fair value per option is greater than the average trading price of the Class A Subordinate Voting Shares for the three and nine months ended December 31, 2013, and therefore their inclusion would have been anti-dilutive. For the three and nine months ended December 31, 2012 all dilutive securities including options to purchase Class A Subordinate Voting Shares, DSUs, and RSUs were excluded from the computation of diluted loss per share as their impact was anti-dilutive.

14. Guarantees and contingencies

(a) Securities Class Actions

Historical Background

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s initial public offering (“IPO”) alleging certain violations of federal securities laws in connection with the IPO. These complaints were eventually consolidated in the United States District Court for the Southern District of New York (the “New York Class Action”).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Ontario Class Action”).

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares (the “California Matter”).

All of the claims in the U.S. and Canada were essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Final Approval of Settlement and Disposition of All Matters

On September 17, 2013, following a fairness hearing, the New York Court issued its final approval of the settlement and final judgment dismissing all claims with prejudice in respect of the New York Class Action.

On September 13, 2013, the Ontario Court issued its final approval of the settlement and final judgment dismissing all Canadian claims with prejudice in respect of the Ontario Class Action.

Following final approval of the class settlement in the New York Class Action, the plaintiffs in the California Matter filed a motion for voluntary dismissal of the action, which the California Court granted on October 10, 2013.

The settlement was funded entirely by insurance maintained by the Company.

The Company considers each of the securities class action matters described herein closed.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

15. Segment disclosure

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of interactive displays, software and related products that enable group collaboration and learning.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Revenue
United States	$67,814	$74,945	$224,468	$273,569
Canada	18,584	9,647	41,015	32,109
Europe, Middle East and Africa	46,679	45,233	124,376	139,595
Rest of World	24,902	9,109	75,103	38,969

	$157,979	$138,934	$464,962	$484,242

For the three and nine months ended December 31, 2013 and 2012 no single customer accounted for 10% or more of revenue.

In December 2012, the Company announced a plan to move to a new organizational structure to improve efficiency, innovation and customer experience. During fiscal 2013 the Company has evolved into four business units, Education, Enterprise, Corporate and NextWindow. The new structure accelerates innovation and enables a more effective go to market strategy for our Education and Enterprise customers. The Company plans to begin reporting in four segments when reliable discrete financial information is available, which it expects to be the first quarter of fiscal 2015.

16. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$16,374	$—	$—	$16,374
Derivative instruments	—	20	—	20

Total assets	$16,374	$20	$—	$16,394

Liabilities
Derivative instruments	$—	$2,079	$—	$2,079

Total liabilities	$—	$2,079	$—	$2,079

March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,065	$—	$—	$117,065
Derivative instruments	—	463	—	463

Total assets	$117,065	$463	$—	$117,528

Liabilities
Derivative instruments	$—	$1,602	$—	$1,602

Total liabilities	$—	$1,602	$—	$1,602

(a) Fair value of derivative contracts

December 31, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(167 (755 (774	) ) )	Jan 2014 to Nov 2014 Jan 2014 to Sep 2014 Jan 2014 to Oct 2014	1.0367 - 1.0748 1.3624 - 1.4654 1.5979 - 1.7335	USD 15,000 EUR 11,500 GBP 8,000

	$(1,696)

Interest rate derivative contracts	$(363)		Aug 2014	0.785% - 0.850%	82% of the outstanding principal on the Term Loan over the contract term

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

March 31, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(382 (111 316	) )	Apr 2013 to Dec 2013 Apr 2013 to Dec 2013 Apr 2013 to Nov 2013	0.9938 - 1.0325 1.2485 - 1.3431 1.5780 - 1.6162	USD 24,000 EUR 18,000 GBP 6,500

	$(177)

Interest rate derivative contracts	$(962)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $20 is included in other current assets at December 31, 2013 (March 31, 2013 – $463). The fair value of foreign exchange derivative contracts of $1,716 is included in accrued and other current liabilities at December 31, 2013 (March 31, 2013 – $640). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded losses of $1,907 and $1,527 for the three months ended December 31, 2013 and 2012, respectively and losses of $4,154 and $267 for the nine months ended December 31, 2013 and 2012, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $363 at December 31, 2013 (March 31, 2013 – $679). The fair value of interest rate derivative contracts included in other long-term liabilities is nil at December 31, 2013 (March 31, 2013 – $283). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $347 and $172 for the three months ended December 31, 2013 and 2012, respectively and a gain of $599 and a loss of $442 for the nine months ended December 31, 2013 and 2012, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2013 and 2012

The carrying value and fair value of the Company’s long-term debt as at December 31, 2013 and March 31, 2013, are as follows.

	December 31, 2013		March 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$116,110	$125,195	$288,225	$289,844

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.